                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934
                          Date of Report: May 29, 2002
                         Commission File Number: 0-30320


                               TRINTECH GROUP PLC
             (Exact name of registrant as specified in its charter)


                                     Ireland
                 (Jurisdiction of incorporation or organization)


                               Trintech Group PLC
                                Trintech Building
                           South County Business Park
                                  Leopardstown
                               Dublin 18, Ireland
                    (Address of principal executive offices)


Indicate by check whether the registrant files or will file annual reports under
                            Form 20-F or Form 40-F.

                             Form 20-F X Form 40-F
                             ---------------------
Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes No X
--------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection Rule 12g3-2(b): 82- N/A
                           -------


The following table presents information regarding the ownership of our equivalent American Depositary Shares as of April 30, 2002, for each of our executive officers and directors as reported with the Neuer Markt segment of the Frankfurt Stock Exchange.

-----------------------------------------------------------------------------
Securities Interests on April 30, 2002
-----------------------------------------------------------------------------
               Number of American Depositary    Number of Exercisable Options
Name                Shares (ADS)1                  (in equivalent ADSs)2
-----------------------------------------------------------------------------
Executive Directors
-----------------------------------------------------------------------------
Cyril McGuire               2,352,504                        4,167
-----------------------------------------------------------------------------
John McGuire                2,315,004                        4,167
-----------------------------------------------------------------------------
Kevin Shea                  15,000                           117,500
-----------------------------------------------------------------------------
Paul Byrne                  32,153                           53,943
-----------------------------------------------------------------------------
Non Executive Directors

-----------------------------------------------------------------------------
Edmund Jensen               7,500                            60,000
-----------------------------------------------------------------------------
Trevor Sullivan             1,960                            5,000
-----------------------------------------------------------------------------
Robert Wadsworth            -                                6,250
-----------------------------------------------------------------------------
Officers

-----------------------------------------------------------------------------
John Harte                 750                               70,313
-----------------------------------------------------------------------------
Don Marcotte               350                               50,750
-----------------------------------------------------------------------------
George Burne               97,705                            36,656
-----------------------------------------------------------------------------

              ---------------------------------------------------

1    Represents equivalent American Depositary Shares held as of April 30, 2002.
2    Represents options vested and exercisable as of April 30, 2002.

All references to ADSs are after giving effect to the 1-for-4 reverse split of Trintech's ADSs announced on May 15, 2002.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               TRINTECH GROUP PLC


By:   /s/ Richard Paul Byrne
   -----------------------------------
           R. Paul Byrne
      Chief Financial Officer


                               Dated: May 29, 2002


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